ARTICLE 8.1 Capitalization is being deleted and replaced with

8.1 Authorized Shares: The total number of shares of capital stock that the Corporation has the authority to issue is one billion, twenty million (1,020,000,000). The total number of shares of common stock that the Corporation is authorized to issue is one billion and the par value of each share of such common stock is one-hundredth of one cent ($. 0001) for an aggregate par value of one hundred thousand dollars ($100,000). The total number of shares of preferred stock that the Corporation is authorized to issue is twenty million (20,000,000) and the par value of each share of such preferred stock in one-hundredth of one cent ($.0001) for an aggregate par value of two thousand dollars ($2,000).